Exhibit 99.1

CollPlant Reports Third Quarter 2018 Financial Results and

Provides Business Update

Ness Ziona, November 29, 2018, CollPlant (NASDAQ:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), today announced financial results for the third quarter ended September 30, 2018 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $224,000 (NIS 813,000) for the third quarter of 2018. The Company ended the third quarter of 2018 with $2.6 million (NIS 9.4 million) in cash and cash equivalents, excluding an additional $5.0 million (NIS 18.1 million) that the Company received from United Therapeutics at the beginning of November 2018. Comprehensive loss for the third quarter of 2018 was $1.3 million (NIS 4.8 million) on a GAAP basis, or adjusted comprehensive loss of $1.3 million (NIS 4.9 million), on a non-GAAP basis.

“Last month we entered into a license, development and commercialization agreement for 3D bioprinted lung transplants with United Therapeutics (UTHR). The agreement combines CollPlant’s rhCollagen and BioInk technology with the regenerative medicine and organ manufacturing capabilities of United Therapeutics. This strategic agreement is a major achievement for CollPlant as it aligns us with a global leader, validates our technology and creates value for our shareholders." stated Yehiel Tal, CollPlant’s Chief Executive Officer.

“During the third quarter we made progress advancing our other 3D bioprinting business. We are moving forward with our development activities with various companies that are using CollPlant’s rhCollagen based BioInk for the bioprinting of organs and tissues,” Mr. Tal added.

“In addition to the collaboration with United Therapeutics and progress we made with our BioInks, we are continuing the development of next-generation dermal fillers for the aesthetic market. Based on our work with major market players in the fields of 3D bioprinting and medical aesthetics, we believe that CollPlant’s rhCollagen is the ideal building block for regenerative medicine scaffolds available today, and will play a critical role in those markets” concluded Mr. Tal.

Third Quarter 2018 Financial Results on IFRS basis (“GAAP”)

Revenues for the three months ended September 30, 2018 increased 209% to $224,000 (NIS 813,000), compared to $73,000 (NIS 263,000) in the third quarter of 2017. Revenues were derived from sales in the U.S. of CollPlant’s BioInk for development of 3D bioprinting of organs, as well as sales in Europe of mainly CollPlant’s soft tissue repair matrix, VergenixSTR, for treating tendinopathy.

The Company’s gross profit for the three months ended September 30, 2018 increased 105% to $148,000 (NIS 539,000) compared to $73,000 (NIS 263,000) in the third quarter of 2017. The increase in gross profit derives from the increase in revenues and includes recognition of $76,000 (NIS 274,000) in cost of revenue in the three months ended September 30, 2018, compared to no recognition of cost of revenue in the third quarter of 2017.

Total operating costs and expenses were $1.7 million (NIS 6.1 million) compared to $1.1 million (NIS 4.0 million) in the third quarter of 2017. The net increase in the amount of $600,000 is attributed primarily to an increase in salaries and share based expenses of $296,000, costs attributed to being a public company traded on the Nasdaq in the United States of $188,000, and a $70,000 decrease in a 2018 grant from the Israel Innovation Authorities.

Operating loss was $1.5 million (NIS 5.6 million) compared to an operating loss of $1.0 million (NIS 3.7 million) in the third quarter of 2017. Comprehensive loss for the third quarter of 2018 was $1.3 million (NIS 4.8 million), or $0.01 (NIS 0.02) per share, compared to a comprehensive loss of $1.0 million (NIS 3.9 million), or $0.01 (NIS 0.03) per share, for the third quarter of 2017. Comprehensive loss per share assumes the full exercise of previously issued pre-paid warrants.

Third Quarter 2018 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the third quarter of 2018 were $1.5 million (NIS 5.3 million), compared to $1.0 (NIS 3.5 million) for the third quarter of 2017. The comprehensive loss on a non-GAAP basis for the third quarter of 2018 was $1.3 million (NIS 4.9 million), or $0.01 (NIS 0.02) per share, compared to $1.0 million (NIS 3.5 million), or $0.01 (NIS 0.03) per share, for the third quarter of 2017. Non-GAAP measures exclude certain non-cash expenses. The table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Measures” includes a reconciliation of the Company’s GAAP results to non-GAAP results. The net reconciliation reflects non-cash income in the amount of $7,000 (NIS 27,000) in the third quarter of 2018, with respect to (i) fair market value attributed to services received through a securities purchase agreement with an investor (the “Share Purchase Agreement”), (ii) change in fair value of financial instruments and (iii) share-based compensation to employees, directors and consultants.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Share Purchase Agreement, recognition and amortization of unrecognized day one loss, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page _ in this press release. This accompanying table on page _ has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange as of September 30, 2018 (U.S. $1.00 = NIS 3.627).

The Company’s consolidated financial results for the nine months ended September 30, 2018 are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Chief Financial Officer
Tel: + 972-73-2325600/612
Email: Eran@collplant.com

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	Convenience translation into USD
	September 30	September 30	December 31
	2018	2018	2017
	USD in thousands	NIS in thousands

Assets
Current assets:
Cash and cash equivalents	2,603	9,442	17,817
Accounts receivables:
Trade receivables	268	971	354
Other	518	1,881	3,543
Inventory	813	2,948	700
	4,202	15,242	22,414
Non-current assets:
Restricted deposit	145	526	503
Long-term receivables	17	63	92
Property and equipment, net	1,465	5,314	3,582
Intangible assets, net	363	1,318	1,454
	1,990	7,221	5,631
TOTAL ASSETS	6,192	22,463	28,045

Liabilities and equity
Current liabilities -
Accounts payable:
Loan	22	84	-
Trade payables	475	1,723	2,922
Accrued liabilities and other	580	2,104	1,996
	1,077	3,911	4,918
Non-current liabilities
Debentures at fair value	-	-	12,639
Warrants at fair value	1,057	3,832	-
Derivatives	15	54	141
Royalties to the Israel Innovation Authority	307	1,114	1,203
Loan	29	105	-
Long-term payables	-	-	61
	1,408	5,105	14,044
Total liabilities	2,485	9,016	18,962

Equity:
Ordinary shares	1,574	5,710	4,998
Additional paid in capital and warrants	50,837	184,386	178,467
Prepaid warrant	3,435	12,460	-
Accumulated deficit	(52,139)	(189,109)	(174,382)
TOTAL EQUITY	3,707	13,447	9,083
TOTAL LIABILITIES AND EQUITY	6,192	22,463	28,045

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Convenience translation into USD
	Nine months ended September 30	Three months ended September 30	Nine months ended September 30		Three months ended September 30
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands

Revenue	619	224	716	2,245	263	813
Cost of Revenue	165	76	-	598	-	274
Gross Profit	454	148	716	1,647	263	539

Operating costs and expenses:
Research and development expenses, net:	2,816	941	11,087	10,215	2,747	3,413
General, administrative and marketing expenses	2,550	748	4,190	9,251	1,260	2,712
Total operating costs and expenses:	5,366	1,689	15,277	19,466	4,007	6,125
Operating loss	4,912	1,541	14,561	17,819	3,744	5,586
Financial income	115	204	-	418	-	-
Other financial expenses (income)	73	-	407	264	187	(739)
Financial (income) expenses, net	(42)	(204)	407	(154)	187	(739)
Comprehensive loss	4,870	1,337	14,968	17,665	3,931	4,847
Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.12	0.08	0.03	0.02
Weighted average ordinary shares outstanding	214,551,093	229,649,737	129,182,765	214,551,093	138,336,328	229,649,737

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Convenience translation into USD
	Nine months ended September 30
	2018	2017	2018
	USD in thousands	NIS in thousands

Cash flows used in operating activities:
Comprehensive loss for the period	(4,870)	(14,968)	(17,665)
Adjustments for:
Depreciation and amortization	283	842	1,027
Share-based compensation to employees and consultants	810	1,508	2,938
Changes in fair market value of services received through the Alpha Agreement	422	-	1,530
Changes in fair value of financial instruments	55	-	198
Exchange differences on cash and cash equivalents	(87)	49	(317)
Exchange differences on restricted cash	(6)	45	(23)
	(3,393)	(12,524)	(12,312)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(170)	12	(617)
Increase in inventory	(620)	(63)	(2,248)
Decrease in other receivables (including long- term receivables)	43	2,255	161
Decrease in trade payables (including long-term payables)	(295)	(2,911)	(1,071)
Decrease in accrued liabilities and other payables	30	360	108
Increase (decrease) in royalties to the IIA	(25)	117	(89)
	(1,037)	(230)	(3,756)
Net cash used in operating activities	(4,430)	(12,754)	(16,068)
Cash flows from investing activities:
Purchase of property and equipment	(723)	(56)	(2,623)
Net cash used in investing activities	(723)	(56)	(2,623)
Cash flows from financing activities:
Proceeds from issue of shares and warrants, net of issue expenses	2,757	13,846	9,999
Exercise of warrants into shares	-	3,618	-
Loan received	58	-	210
Loan returned	(6)	-	(21)
Equipment purchased in unusual credit terms	(52)	(190)	(189)
Net cash provided by financing activities	2,757	17,274	9,999
Increase (Decrease) in cash and cash equivalents	(2,396)	4,464	(8,692)
Cash and cash equivalents at the beginning of the period	4,912	3,797	17,817
Exchange differences on cash and cash equivalents	87	(49)	317
Cash and cash equivalents at the end of the period	2,603	8,212	9,442
Non-cash investing activities:
Conversion of Debentures to pre-paid warrant	3,504	-	12,708
Conversion of pre-paid warrant to shares	68	-	248

CollPlant Holdings Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Convenience translation into USD
	Nine months ended September 30	Three months ended September 30	Nine months ended September 30		Three months ended September 30
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands

GAAP gross profit	454	148	716	1,647	263	539

GAAP operating costs and expenses:	5,366	1,689	15,277	19,466	4,007	6,125
Fair market value attributed to services received through the Alpha Agreement	422	-	-	1,530	-	-
Share-based compensation to employees, directors and consultants	810	220	1,508	2,938	452	797
Non-GAAP operating costs and expenses:	4,134	1,469	13,769	14,998	3,555	5,328
GAAP operating loss	4,912	1,541	14,561	17, 819	3,744	5,586
Non-GAAP operating loss	3,680	1,321	13,053	13,351	3,292	4,789
GAAP Comprehensive loss	4,870	1,337	14,968	17,665	3,931	4,847
Fair market value attributed to services received through the Alpha Agreement	422	-	-	1,530	-	-
Changes in fair value of financial instruments	54	(227)	-	198	-	(824)
Share-based compensation to employees, directors and consultants	810	220	1,508	2,938	452	797
Non-GAAP Comprehensive loss	3,584	1,344	13,460	12,999	3,479	4,874
GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.12	0.08	0.03	0.02
Non-GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.10	0.06	0.03	0.02